AB 3/22/06

SEC MISSION

06005914

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The National Research Standard, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. 67th Street, Suite 34C
(No. and Street)

New York	New York	10023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Kallop 212-595-4600
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 27 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Weild, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The National Research Standard, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Z-28-06

Signature

President and Chief Executive Officer

Title

Notary Public

LILLIAN CALCATERRA
NOTARY PUBLIC, State of New York
No. 01CA4971871
Qualified in Kings County
Cert. Filed in New York County
Commission Expires Sept. 10, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NATIONAL RESEARCH STANDARD, INC.

Index

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Board of Directors
The National Research Standard, Inc.

We have audited the accompanying statement of financial condition of The National Research Standard, Inc. (A Wholly-Owned Subsidiary of The National Research Exchange, Inc.) as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The National Research Standard, Inc. as of December 31, 2005, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the financial statements, the Company is economically dependent on its Parent to continue its operations.

J.H. Cohn LLP

New York, New York
February 16, 2006

THE NATIONAL RESEARCH STANDARD, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 77,834
Prepaid expenses	899
Total	$ 78,733

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities - due to Parent	$ 950
Shareholder's equity:	
Common stock, $.001 par value; 3,000 shares authorized, issued and outstanding	3
Additional paid-in capital	149,472
Accumulated deficit	(71,692)
Total	77,783
Total	$ 78,733

See Notes to Financial Statements.

THE NATIONAL RESEARCH STANDARD, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenue - interest income	$ 784
Expenses:	
Regulatory services	8,904
Licenses, fees and insurance	3,625
Expenses allocated from Parent	5,262
Total	17,791
Net loss	$(17,007)

See Notes to Financial Statements.

THE NATIONAL RESEARCH STANDARD, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, beginning of year	3,000	$3	$ 74,997	$(54,685)	$20,315
Capital contribution from Parent			74,475		74,475
Net loss				(17,007)	(17,007)
Balance, end of year	3,000	$3	$149,472	$(71,692)	$77,783

See Notes to Financial Statements.

THE NATIONAL RESEARCH STANDARD, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating activities:	
Net loss	$(17,007)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(264)
Payable to Parent	(18,240)
Net cash used in operating activities	(35,511)
Financing activities - capital contribution from Parent	74,475
Net increase in cash and cash equivalents	38,964
Cash and cash equivalents, beginning of year	38,870
Cash and cash equivalents, end of year	$ 77,834

See Notes to Financial Statements.

THE NATIONAL RESEARCH STANDARD, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and business:

The National Research Standard, Inc. (the "NRS" or the "Company"), a wholly-owned subsidiary of The National Research Exchange, Inc. (the "NRE" or the "Parent"), is organized as a Delaware "C" Corporation. The NRS is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). NRS was initially organized during 2004 as a limited liability company and during 2004, the members exchanged their member investments for shares of common stock of the Company.

The NRS was formed to create an alternate funding mechanism for customers of the NRE to fund paid-for equity research ("Intermediated Research^{SM}") contracts at the time of a new issue offering. That is, in addition to the NRE's primary duties as an intermediary between sponsors and providers of Intermediated Research, the NRS, acting in the capacity of a "Selected Dealer" (as such term is defined in NASD Rule 2710(a)(5)) in new issue offerings, will receive new issue selling concessions, which will be transferred to the NRE for the purpose of obtaining and funding Intermediated Research.

The NRS, as a broker-dealer, is subject to Rule 15c3-1(a)(2)(iv) of the Securities Exchange Act of 1934 (Net Capital Requirements for Brokers and Dealers) and operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection), which provides that the NRS carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with the NRS's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (concluded):

Revenue recognition:

The NRS will participate as a "Selected Dealer" in certain new issue equity transactions in order to facilitate the arrangement of ongoing research coverage pursuant to that transaction. Upon the settlement of the transaction and payment of net fees and commissions, as appropriate, by the lead manager, the NRS will receive new issue selling concessions and remit that payment (less a facilitation fee) to the NRE which is responsible for administering the Intermediated Research contract.

The NRS recognizes such revenue and related expenses upon settlement of the transaction.

Cash and cash equivalents:

Demand deposits with banks and other highly liquid investments with maturities of three months or less when acquired are considered to be cash and cash equivalents. At December 31, 2005, cash and cash equivalents consisted primarily of interest bearing accounts at a major financial institution. Balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Income taxes:

The NRS is a member of an affiliated group. The NRS is included in the consolidated Federal, state and local income tax returns that are filed by the Parent. Pursuant to a tax-sharing policy, Federal, state and city income taxes for the NRS are determined on the basis of its separate taxable income.

The NRS accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the NRS based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations.

Note 3 - Related party transactions:

The NRS and the NRE have an expense sharing agreement as they utilize common services and facilities. In periods in which the NRS participates in a new issue equity transaction, the NRS will reimburse the NRE for the salary costs of those employees involved in the transaction based on the hours actually worked (times 150% to ensure a fully loaded cost allocation). When the NRS is not involved in a new issue equity transaction, it will reimburse the NRE for 1% and 2% of the salary costs of the Chief Executive Officer and the Financial and Operations Principal, respectively, times 150%. All costs specifically identifiable to the NRS, including regulatory and legal costs, are paid directly by the NRS.

At December 31, 2005, due to Parent totaling $950 arose from the above expenses.

THE NATIONAL RESEARCH STANDARD, INC.

NOTES TO FINANCIAL STATEMENTS

Note 4 - Indemnifications:

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5 - Net capital requirements:

The NRS is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that, in the first twelve months of operations, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. After the first year, Rule 15c3-1 provides that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2005, the NRS had net capital of $76,884, which was $26,884 in excess of its required net capital of $50,000. The NRS's ratio of aggregate indebtedness to net capital was .012 to 1.

Note 6 - Economic dependency:

As shown in the accompanying financial statements, at December 31, 2005, the Company had an accumulated deficit of $71,692. The Parent has committed to support the Company as necessary to meet its obligations at least through January 1, 2007. The Company is economically dependent on its Parent to continue its operations.

Note 7 - Income taxes:

As discussed in Note 1, current and deferred Federal, state and city income taxes are determined based on the NRS's own operations.

At December 31, 2005, deferred tax assets result from Federal, state and city net operating loss carryforwards of approximately $39,000 expiring through 2025 and the difference between tax and financial reporting for organization costs amounting to approximately $9,000.

Deferred tax assets aggregated approximately $20,000 at December 31, 2005, all of which have been offset by a valuation allowance. As a result of the increase in the valuation allowance of approximately $7,000 during 2005, there are no credits for income taxes reflected in the accompanying statements of operations to offset pretax losses.

THE NATIONAL RESEARCH STANDARD, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:	
Total shareholder's equity	$77,783
Deduct nonallowable assets - prepaid expenses	899
Net capital	$76,884
Aggregate indebtedness	$ 950
Computation of basic net capital requirement:	
Net capital requirement (minimum)	$50,000
Excess of net capital	$26,884
Excess net capital at 1,000%	$76,789
Ratio of aggregate indebtedness to net capital	.012 to 1

No material discrepancies exist between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

THE NATIONAL RESEARCH STANDARD, INC.

SCHEDULE II - STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

J.H.COHN LLP
Your Source for Business Solutions™
Accountants & Consultants
888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Board of Directors
The National Research Standard, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The National Research Standard, Inc. as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 16, 2006

The National Research Standard, Inc.
(A Wholly-Owned Subsidiary of The
National Research Exchange, Inc.)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2005